EXHIBIT 99.1

Caledonia Mining Corporation Plc Q1 Production Update

ST HELIER, Jersey, April 24, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN, AIM and VFEX: CMCL) ("Caledonia" or the "Company") announces gold production from the Blanket Mine in Zimbabwe ("Blanket") and the Bilboes oxides project in Zimbabwe for the quarter ended 31 March 2023 ("Q1 2023" or the "Quarter"). All production numbers are expressed on a 100 per cent basis and are based on the final assay at the refiners.

Quarterly gold production at Blanket Mine was 16,036 ounces, 13 per cent lower than the 18,515 ounces produced in the first quarter of 2022. Production was lower than last year due to several individually insignificant mechanical breakdowns and logistical issues which have now been resolved and production in the early part of April 2023 has been better than expected.

Management re-iterates production guidance for Blanket for the year to December 31, 2023 of between 75,000 and 80,000 ounces of gold1.

Bilboes commenced production of gold from oxides derived from pre-stripping works in the last few days of the Quarter, producing 105 ounces of gold. Commencement of oxide production at Bilboes has been slower than anticipated, having been adversely affected by inconsistent grades, mechanical breakdowns and the poor availability of spare parts and alternative equipment.

As highlighted in the production guidance dated January 13, 2023, the on-mine cost/oz of Bilboes oxide production was anticipated to be $1,200-1,320 and is hence a relatively low margin activity which is primarily justified by the parallel benefit of pre-stripping in anticipation of the development of the Bilboes sulphide project. The Company is reviewing the initial evidence of this activity given some of the initial challenges and relative to the larger sulphide project, for which a feasibility study is being updated. Accordingly, going forward, we will report actual production achieved each quarter at the oxides project as part of the pre-stripping activities and, accordingly, have withdrawn guidance on the low-margin oxide production.

Commenting on the announcement, Mark Learmonth, Chief Executive Officer, said:

“Gold production at Blanket is usually lower in the first quarter of each year and increases in the following quarters. This trend is in evidence this year, albeit production in the first quarter of 2023 was below our target due to a series of issues including equipment failures and logistical issues. These issues have been resolved and production to date in April has been higher than expected.

“The small-scale low margin oxide operation at Bilboes is effectively a pre-stripping exercise for the larger sulphide project in respect of which we have commenced work on an updated feasibility study. The oxide project was adversely affected by the breakdown of contractor-provided drill-rigs which are used for evaluation drilling and the limited availability in Zimbabwe of spare parts or alternative equipment.

“In light of the foregoing, we reiterate production guidance for 2023 of between 75,000 and 80,000 ounces of gold from Blanket.

“We expect to publish further operating information and the financial results for the Quarter on or about May 15, 2023.”

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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1 Refer to the technical report entitled "NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" with effective date September 1, 2022 prepared by Minxcon (Pty) Ltd filed by the Company on SEDAR (www.sedar.com) on March 13, 2023